Exhibit 99.1

IAMGOLD Reports Another Solid Quarter

 Q2/17 gross profit up 47%, operating cash flow up 25%, production up 13%; all-in sustaining costs/oz down 12%

All monetary amounts are expressed in U.S. dollars, unless otherwise indicated.
Refer to the Management Discussion and Analysis (MD&A) and Unaudited Consolidated
Interim Financial Statements for the six months ended June 30, 2017 for more information.

TORONTO, Aug. 9, 2017 /CNW/ - IAMGOLD Corporation ("IAMGOLD" or the "Company") reported its consolidated financial and operating results for the quarter ended June 30, 2017.

"We had another outstanding quarter," said Steve Letwin, President and CEO of IAMGOLD. "Rosebel and Essakane are benefitting from major operational improvements and the Westwood ramp-up remains on track. Net operating cash flow increased 25% from the same quarter last year and 30% from the previous quarter, and our year-to-date gross profit was 129% higher than the previous year. Our balance sheet remains strong with $800 million in cash, cash equivalents and restricted cash.

"The pace of transformation at IAMGOLD is accelerating," continued Mr. Letwin. "A number of catalysts have moved into gear as we execute both short-cycle and long-cycle growth strategies. The Rosebel concession increased its reserves by 80% and next month we expect an initial resource estimate for Saramacca. We entered into a joint venture for our Côté Gold Project and completed a pre-feasibility study, which saw a significant conversion of resources to reserves and demonstrated low operating costs and an attractive rate of return."

Second Quarter 2017 Highlights

Operating Performance

•	Attributable gold production of 223,000 oz, up 13% from Q2/16.
•	Cost of sales[1] of $767/oz, down 5% from Q2/16.
•	All-in sustaining costs[2] of $975/oz sold, down 12% from Q2/16.
•	Total cash costs[2] of $735/oz produced, down 3% from Q2/16.
•	Gold margin[2] of $516/oz, up $3/oz from Q2/16.
•	Maintaining 2017 production and cost guidance.

Financials

•	Gross profit of $35.9 million, up $11.5 million or 47% from Q2/16.
•	Net earnings of $506.5 million ($1.09 per share), up from a net loss of $12.2 million ($0.03 per share) in Q2/16, primarily due to impairment charge reversals at the Côté Gold Project and the Rosebel mine.
•	Adjusted net earnings[2] of $4.3 million ($0.01 per share2), down $1.6 million ($nil per share2) from Q2/16.
•	Net cash from operating activities of $88.7 million, up 25% from Q2/16 and 30% from Q1/17.
•	Net cash from operating activities before changes in working capital[2] of $70.4 million, up 7% from Q2/16
•	Cash, cash equivalents and restricted cash of $800.1 million as at June 30, 2017.
•	Replaced the restricted cash held by the Government of Quebec to guarantee the asset retirement obligation related to the Doyon mine with uncollateralized surety bonds of C$123.6 million (June 30, 2017 - $95.2 million).

Developments

•	On June 20, 2017, completed the sale of a 30% interest in the Côté Gold Project to Sumitomo Metal Mining Co., Ltd. for $195 million. As a result, we recognized a reversal of the previously recorded impairment charge of $400 million, and a gain on the sale of $19.2 million.
•	On June 5, 2017, announced positive results from a pre-feasibility study for the Côté Gold Project, which outlined an economically viable project and confirmed the development concept previously set out in the Preliminary Economic Assessment. Highlights of the project economics include attributable proven and probable reserves of 3.8 million ounces, a mine life of 17 years with average annual attributable production of 207,000 ounces, life-of-mine cash costs of $605 an ounce and all-in sustaining costs of $689 an ounce, an after-tax Net Asset Value of $703 million and an after-tax Internal Rate of Return of 14%.
•	On May 15 and June 16, 2017, reported final drilling results from the Saramacca drilling campaign in preparation for an initial resource estimate in September 2017. Highlights include 43.5 metres grading 12.26 g/t Au and 41.0 metres grading 5.56 g/t Au.
•	On May 11, 2017, reported final results from the winter 2017 drilling program at the Monster Lake Project in Quebec, indicating continuity of very high grades and new areas of mineralization. Highlights include 4.4 metres grading 5.21 g/t Au and 3.1 metres grading 121.67 g/t Au. Subsequent to the quarter-end, on July 6, 2017, additional results were reported, with highlights including 5.0 metres grading 80.28 g/t Au.
•	On May 31, 2017, reported additional drilling results at the Boto Gold Project in Senegal in preparation for a resource update later this year. Highlights include 19 metres grading 3.28 g/t Au, and 77.0 metres grading 4.35 g/t Au, including 9.0 metres grading 11.76 g/t Au.

Subsequent to Quarter-End

•	On July 26, 2017, reported a reserve and resource update for the Rosebel Mining concession, including an 80% increase in attributable reserves to 3.5 million ounces from 2.0 million ounces at the end of 2016, which is expected to extend the life of mine to 2028, leading to the reversal of a previously recognized impairment charge. The reserve and resource update does not include Saramacca.
SUMMARY OF FINANCIAL AND OPERATING RESULTS

	Three months ended June 30,		Six months ended June 30,
Financial Results ($ millions, except where noted)	2017	2016	2017	2016
Revenues	$274.5	$232.5	$535.0	$452.2
Cost of sales	$238.6	$208.1	$464.1	$421.3
Gross profit	$35.9	$24.4	$70.9	$30.9
Net earnings (loss) attributable to equity holders of IAMGOLD	$506.5	$(12.2)	$488.5	$40.9
Net earnings (loss) attributable to equity holders ($/share)	$1.09	$(0.03)	$1.06	$0.10
Adjusted net earnings (loss) attributable to equity holders of IAMGOLD[1]	$4.3	$5.9	$9.4	$(1.4)
Adjusted net earnings (loss) attributable to equity holders ($/share)[1]	$0.01	$0.01	$0.02	$—
Net cash from operating activities	$88.7	$71.2	$157.0	$122.6
Net cash from operating activities before changes in working capital[1]	$70.4	$65.9	$156.2	$117.6
Key Operating Statistics
Gold sales – attributable (000s oz)	219	187	431	378
Gold production – attributable (000s oz)	223	197	437	388
Average realized gold price[1] ($/oz)	$1,251	$1,269	$1,241	$1,228
Cost of sales[2] ($/oz)	$767	$805	$768	$816
Total cash costs[1] ($/oz)	$735	$756	$751	$751
All-in sustaining costs[1] ($/oz)	$975	$1,114	$983	$1,099
Gold margin[1] ($/oz)	$516	$513	$490	$477

[1] This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A.
[2] Cost of sales, excluding depreciation, as disclosed in note 29 of the Company's consolidated interim financial statements is on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel) and doesn't include Joint Ventures which are accounted for on an equity basis.

SECOND QUARTER 2017 HIGHLIGHTS

Financial Performance

•	Revenues for the second quarter 2017 were $274.5 million, up $42.0 million or 18% from the same prior year period, primarily due to higher sales at Essakane ($30.0 million) and Westwood ($17.4 million), partially offset by a lower realized gold price ($4.3 million) and lower sales at Rosebel ($1.4 million).
•	Cost of sales for the second quarter 2017 was $238.6 million, up $30.5 million or 15% from the same prior year period. The increase was primarily due to higher operating costs ($19.7 million), higher depreciation ($9.2 million) and higher royalties expense ($1.6 million). Operating costs were higher primarily as a result of higher sales and lower capitalized stripping at Essakane and higher mining activities at Westwood.
•	Depreciation expense for the second quarter 2017 was $71.5 million, up $9.2 million from the same prior year period primarily due to higher production and sales and higher amortization of capitalized stripping at Essakane, partially offset by lower amortization of capitalized stripping at Rosebel.
•	Income tax expense for the second quarter 2017 was $53.5 million, up $39.5 million from the same prior year period. Income tax expense for the second quarter 2017 comprised current income tax expense of $19.7 million (2016 - $4.6 million) and deferred income tax expense of $33.8 million (2016 - $9.4 million). The increase in income tax expense was primarily due to changes to deferred income tax assets and liabilities as a result of the reversals of impairment charges and fluctuations in foreign exchange, and differences in the level of taxable income in our operating jurisdictions from one period to the next.
•	Net earnings attributable to equity holders for the second quarter 2017 was $506.5 million ($1.09 per share), up from a net loss of $12.2 million ($0.03 per share) for the same prior year period. The increase of $518.7 million or $1.12 per share was mainly due to reversals of impairment charges relating to the Côté Gold Project and the Rosebel mine ($524.1 million) and the resulting gain on the sale of a 30% interest in the Côté Gold Project ($19.2 million), and higher gross profit ($11.5 million), partially offset by higher income tax expense ($39.5 million).
•	Adjusted net earnings attributable to equity holders[2] for the second quarter 2017 were $4.3 million ($0.01 per share2), down $1.6 million ($nil per share) from the same prior year period.
•	Net cash from operating activities for the second quarter 2017 was $88.7 million, up $17.5 million from the same prior year period. The increase was mainly due to higher earnings after non-cash adjustments ($13.3 million), a change in the movement of non-cash working capital items ($13.0 million), and lower net settlement of derivatives ($3.7 million), partially offset by an increase in income taxes paid ($12.0 million).
•	Net cash from operating activities before changes in working capital[2] for the second quarter 2017 was $70.4 million, up $4.5 million from the same prior year period.

Financial Position

•	Cash, cash equivalents and restricted cash were $800.1 million at June 30, 2017, up $37.4 million from December 31, 2016. The increase was primarily due to net proceeds from the issuance of the 7.00% senior secured notes on March 16, 2017 ($393.6 million), cash generated from operating activities ($173.7 million), net proceeds from the sale of a 30% interest in the Côté Gold Project ($96.5 million), proceeds from the issuance of flow-through shares ($15.1 million), partially offset by the redemption of the 6.75% senior unsecured notes ($505.6 million), spending on Property, plant and equipment and Exploration and evaluation assets ($93.8 million), interest paid ($16.5 million) and income taxes paid ($16.7 million).

Production and Costs

•	Attributable gold production, inclusive of joint venture operations, was 223,000 ounces for the second quarter 2017, up 26,000 ounces from the same prior year period. The increase was due to the continued ramp-up at Westwood (17,000 ounces) and higher throughput at Essakane (12,000 ounces), partially offset by lower grades at Sadiola (4,000 ounces).
•	Attributable gold sales, inclusive of joint venture operations, were 219,000 ounces for the second quarter 2017, up 32,000 ounces from the same prior year period, primarily due to higher sales at Essakane (21,000 ounces) and Westwood (14,000 ounces).
•	Cost of sales[1] per ounce for the second quarter 2017 was $767, down 5% from the same prior year period due to higher sales, partially offset by the factors noted in the Cost of sales discussion in the Financial Performance section above.
•	Total cash costs[2] per ounce produced for the second quarter 2017 were $735, down 3% from the same prior year period primarily due to higher production, partially offset by lower capitalized stripping due to mine sequencing at Essakane. The normalization of Westwood's costs was discontinued in the second quarter 2017 (Q2/16 - $23 per ounce produced) and realized derivative losses were $nil (Q2/16 - gain of $2 per ounce produced).
•	All-in sustaining costs[2] per ounce sold were $975 for the second quarter 2017,12% lower than the same prior year period as a result of lower sustaining capital expenditures. The normalization of Westwood's costs was discontinued in the second quarter 2017 (Q2/16 - $24 per ounce sold) and realized derivative losses were $nil (Q2/16 - gain of $2 per ounce sold).

Commitment to Zero Harm Continues

•	The DART rate[3], representing the frequency of all types of serious injuries across IAMGOLD for the second quarter 2017 was 0.44, below our target of 0.56.
ATTRIBUTABLE GOLD PRODUCTION AND COSTS

	Gold Production (000s oz)		Cost of Sales[1] ($ per ounce)		Total Cash Costs[3] ($ per ounce produced)		All-in Sustaining Costs[3] ($ per ounce sold)
Three months ended June 30,	2017	2016	2017	2016	2017	2016	2017	2016
Owner-operator
Essakane (90%)	101	89	$750	$728	$698	$679	$922	$1,090
Rosebel (95%)	74	73	752	789	722	765	923	1,051
Westwood (100%)[2]	33	16	843	1,278	800	948	995	1,157
	208	178	$767	$805	723	738	975	1,130
Joint Ventures	15	19			910	926	965	970
Total operations	223	197			$735	$756	$975	$1,114
Cost of sales[1] ($/oz)			$767	$805
Cash costs, excluding royalties					$682	$703
Royalties					53	53
Total cash costs[3]					$735	$756
All-in sustaining costs[3]							$975	$1,114

	Gold Production (000s oz)		Cost of Sales[1] ($ per ounce)		Total Cash Costs[3] ($ per ounce produced)		All-in Sustaining Costs[3] ($ per ounce sold)
Six months ended June 30,	2017	2016	2017	2016	2017	2016	2017	2016
Owner-operator
Essakane (90%)	194	177	$770	$741	$730	$685	$946	$1,103
Rosebel (95%)	148	141	745	802	724	766	904	1,004
Westwood (100%)[2]	63	31	818	1,256	780	906	980	1,017
	405	349	$768	$816	736	737	983	1,120
Joint Ventures	32	39			937	877	988	908
Total operations	437	388			$751	$751	$983	$1,099
Cost of sales[1] ($/oz)			$768	$816
Cash costs, excluding royalties					$699	$699
Royalties					52	52
Total cash costs[3]					$751	$751
All-in sustaining costs[3]							$983	$1,099

[1] Cost of sales, excluding depreciation, as disclosed in note 29 of the Company's consolidated interim financial statements is on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel) and does not include Joint Ventures which are accounted for on an equity basis.
[2] Cost of sales per ounce for Westwood does not include the impact of normalization of costs for the three and six months ended June 30, 2017 of $nil and $12 per ounce (three and six months ended June 30, 2016 - $283 and $315), respectively.
[3] This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A. Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.

OPERATIONS ANALYSIS BY MINE SITE

(Refer to the Q2 2017 MD&A for further details.)

Essakane Mine - Burkina Faso (IAMGOLD interest - 90%)

Attributable gold production of 101,000 ounces for the second quarter 2017 was 13% higher than the same prior year period due to higher throughput, partially offset by lower grades. Mill throughput was 24%  higher despite 85% hard rock (Q2/16 - 70%) as a result of increased circuit availability, as well as the new SAG mill liner design, which increased capacity and mill speed. With annualized throughput of almost 14 million tonnes per annum, the mill is performing significantly above nameplate capacity of 10.8 million tonnes per annum, which provides upside to the current life of mine plan. To further increase reserves and resources, and extend the life of mine, a heap leach pre-feasibility study has been initiated and is expected to be completed by the second quarter 2018. A heap leach plant could provide a low-cost method for processing marginal and low grade ore as well as some existing stockpiles, which together with the carbon-in-leach plant would increase total annual production.

Due to mine sequencing, grades were lower in the second quarter 2017 compared to the prior year period. Mining activity increased with the continuation of initiatives to improve mining efficiency, including the commissioning of two production drills and a new loader which entered production during the quarter. Mill recoveries have improved as mining continues in non-graphitic zones. Optimization and analysis of the ore characterization is underway as part of the geometallurgical study which commenced last year to help better identify where there are pockets of graphitic material in the ore zones. The scope of the geometallurgical study has been expanded and is now expected to be completed by the end of 2017. In addition, Essakane is in the engineering stage of adding an oxygen plant to the circuit, which is expected to be commissioned at the end of 2018. The oxygen plant is expected to increase recoveries through improved leach kinetics and to improve the efficiency of the circuit by reducing reagents consumption.  During the second quarter, construction of the solar plant commenced and is expected to be completed by the end of 2017.

Cost of sales of $750 per ounce and total cash costs of $646 per ounce produced for the second quarter 2017 were both 3% higher than same prior year period. The increases were primarily the result of lower capitalized stripping costs due to mine sequencing and higher processing costs with the increased throughput of hard rock, partially offset by higher sales and production, respectively.

All-in sustaining costs per ounce sold for the second quarter 2017 of $922 were 15% lower compared to the same prior year period, primarily due to lower sustaining capital expenditures and higher sales.

The impact on cash costs per ounce produced and all-in sustaining costs per ounce sold from realized derivative losses was $nil in the second quarter 2017 (Q2/16 - $4 per ounce produced and $3 per ounce sold).

Rosebel Mine - Suriname (IAMGOLD interest - 95%)

Attributable gold production for the second quarter 2017 was 74,000 ounces compared with 73,000 ounces for the same prior year period. Although the percentage of hard rock in the mill feed increased to 42% from 36% in the prior year, the mill maintained throughput due to major mill improvements completed in the latter half of 2016, including the installation of a secondary crusher and power flex drive combined with the new liner design. The grade was up slightly due to mine sequencing, while a marginally lower recovery rate was attributed to circuit maintenance, resulting in slightly coarser grinds and lower retention times. Mining activities increased due to mine sequencing and less rainfall.

Cost of sales of $752 per ounce and total cash costs of $651 per ounce produced for the second quarter 2017 were 5% and 6% lower, respectively, than the same prior year period. The improvement was  primarily due to lower fuel consumption, partially offset by higher realized fuel prices.

All-in sustaining costs of $923 per ounce sold for the second quarter 2017 were 12% lower than the same prior year period primarily due to lower cost of sales and sustaining capital expenditures.

Reserve and Resource Update Announced on July 26, 2017

As a result of continuous efforts to maximize reserves through mine design optimization, cost reductions, and near-pit exploration, Rosebel announced a reserve and resource update for the Rosebel Mine concession on July 26, 2017. Estimated attributable proven and probable gold reserves at Rosebel increased by 80% to 3.5 million ounces at the end of June 2017 from 2.0 million ounces at the end of 2016. There was no change in the $1,200 per ounce gold price assumption for estimating Rosebel's reserves. The significant increase in reserves extends the life of the Rosebel mine to 2028. Total attributable measured and indicated gold resources (inclusive of reserves) increased by 55% to 8.9 million ounces and the attributable inferred resource increased by 322% to 2.5 million ounces. There was also no change in the $1,500 per ounce gold price assumption for estimating mineral resources. (Refer to IAMGOLD's July 26, 2017 news release)

The reserve and resource update excludes the Saramacca deposit. The current phase of the infill drilling program at the Saramacca project has been completed with approximately 20 kilometres of drilling completed to date during 2017. Deposit models continue to be updated with drill results to support a resource estimate, which is expected to be completed in the third quarter 2017. Once the resource model is completed, the Rosebel team will complete project plans and mine designs to allow incorporation of the Saramacca feed into the overall Rosebel life of mine plan. This work should be completed sometime in the first half of 2018. We expect our ongoing exploration program at Saramacca will further enhance the value of Rosebel.

Additionally, Rosebel has initiated baseline environmental studies as well as detailed work on a 30-kilometre rail corridor to efficiently transport ore from the deposit to the mill.

Westwood Mine - Canada (IAMGOLD interest - 100%)

Production of 33,000 ounces of gold in the second quarter 2017 was 106% higher than the same prior year period, primarily due to the continued ramp-up resulting in increased tonnes mined and higher throughput. Although head grade for the quarter of 6.37 g/t Au was higher than the prior year period, it was lower than the grade mined during the quarter. This was due to processing marginal ore stockpiles to exploit available mill capacity resulting from the continued ramp-up. Head grade excluding marginal ore was 8.60 g/t for the second quarter 2017.

During the quarter, underground development continued opening up access to new mining areas with lateral and vertical development of approximately 4,500 and 700 metres, respectively, averaging 57 metres per day. The plan for Westwood includes 20 kilometres of development during 2017, including lateral and vertical development of 17.8 and 2.6 kilometres, respectively, with a focus on ramp breakthroughs and infrastructure development in future development blocks at lower levels.

Cost of sales of $843 per ounce and total cash costs of $800 per ounce produced for the second quarter 2017 were 34% and 16% lower, respectively, than the same prior year period. The improvement was primarily due to higher sales and production, respectively, resulting from the continued ramp-up.

All-in sustaining costs of $995 per ounce sold for the second quarter 2017 were 14% lower than the same prior year period, primarily due to higher sales volume and lower cost of sales, partially offset by higher sustaining capital expenditures.

Westwood had been normalizing costs attributed to inventory in accordance with International Financial Reporting Standards since the seismic event in May 2015. Normalization of these costs ended at the onset of the second quarter 2017 when Westwood reached normal production levels (June 30, 2016 - $4.6 million). In the same prior year period, total cash costs and all-in sustaining costs were reduced by $280 per ounce produced and $283 per ounce sold, respectively.

Sadiola Mine - Mali (IAMGOLD interest - 41%)

Attributable gold production of 14,000 ounces for the second quarter 2017 was 22% lower than the same prior year period due to lower grades, partially offset by increased throughput.

Total cash costs of $898 per ounce produced and all-in sustaining costs of $936 per ounce sold decreased by 5% and 4%, respectively, as a result of greater drawdowns of marginal ore stockpiles compared to the prior year period.

At this time there has been no change in the status of the Sadiola Sulphide Project. Discussions with the Government of Mali continue. A decision to move forward will be contingent upon the Government's renewal of the construction and operating permits, the power agreement and fiscal terms related to the project. In parallel, a review of the current life-of-mine plan is being undertaken.

DEVELOPMENT PROJECT

(Refer to the Q2 2017 MD&A for further details.)

Côté Gold Project

Joint Venture with Sumitomo Metal Mining Co., Ltd. ("SMM")

On June 20, 2017, we completed the sale of a 30% interest in the Côté Gold Project in Ontario to SMM for aggregate consideration of $195 million, of which $100 million was received upon the closing of the transaction. The remaining $95 million is due upon the earlier of: (i) 18 months following the closing date (December 20, 2018), (ii) the date the Côté Gold Project feasibility study is made available to the public, and (iii) should it elect to do so and only as permitted under the Joint Venture Agreement, the date SMM sells its participating interest. Upon closing of the transaction, IAMGOLD entered into a Joint Venture Agreement with SMM, forming an unincorporated joint venture with respect to the Project, with IAMGOLD having 70% and SMM having 30% of the total outstanding participating interests under the Joint Venture Agreement.

Completed Pre-feasibility Study ("PFS")

During the quarter, we announced the results of a pre-feasibility study completed jointly by IAMGOLD, Amec Foster Wheeler, and Roscoe Postle Associates Inc., with inputs from technical studies completed by other consultants (see news release dated June 5, 2017). The PFS represents a comprehensive study of the technical and economic viability of the Project that has advanced to a stage where a preferred mining method is established and an effective method of mineral processing is determined. IAMGOLD is using the PFS to identify the preferred development option, to demonstrate economic viability of the Project, to support mineral reserve disclosure, and to identify additional work recommended to support the completion of a feasibility study.

The PFS outlines a potentially economically viable project that at a $1,250 per ounce gold price would generate an estimated 14.0% after-tax internal rate of return. The Project would have a 17-year mine life, producing on average 207,000 attributable ounces of gold a year at average cash costs of $605 per ounce produced and all-in sustaining costs of $689 per ounce sold. A technical report summarizing the PFS has been filed on SEDAR. A feasibility study is expected to be completed in the second half of 2018.

Based on the results of the PFS as described above, we declared estimated mineral reserves as at May 26, 2017 on a 100% project basis comprising probable reserves totaling 196.1 million tonnes grading 0.94 g/t Au for 5.9 million ounces of gold. Also on a 100% basis, estimated indicated resources (inclusive of reserves) are 281.2 million tonnes grading 0.89 g/t Au for 8.0 million ounces and inferred resources of 76.5 million tonnes grading 0.50 g/t Au for 1.2 million ounces (see news release dated June 5, 2017).

Regional exploration activities continue within the 516-square-kilometre property surrounding the Côté Gold deposit to develop and assess exploration targets that could further maximize our flexibility with respect to any future development decisions. A diamond drilling program continued during the quarter with approximately 2,000 metres completed as part of a planned 10,500 metre drilling program in 2017 to test selected high priority exploration targets. The results will be validated and compiled as they are received to guide the ongoing exploration program.

EXPLORATION

(Refer to the Q2 2017 MD&A for further details.)

In the second quarter 2017, we spent $17.3 million on exploration and project studies, of which $12.1 million was expensed and $5.2 million capitalized. This compared to $9.9 million in the same prior year period. The following summarizes the status of our most advanced projects:

Wholly-Owned Projects

Boto - Senegal

During the second quarter, approximately 3,600 metres of diamond drilling were completed to follow up encouraging results from the 2016 drilling program at the Malikoundi deposit as well as to further explore for additional mineral resources along known mineralized trends associated with the Boto 5 and 6 zones. Assay results were reported during the quarter, with highlights including: 3.38 g/t Au over 19.0 metres and 4.35 g/t Au over 77.0 metres, including 11.76 g/t Au over 9.0 metres (see news release dated May 31, 2017). The results of this drilling will be incorporated into a revised geological model to support an updated resource estimate in 2017. Technical and environmental studies are ongoing to advance the economic evaluation of the project.

Pitangui - Brazil

In late 2016, we received the necessary permits to complete drilling of the interpreted up-plunge extension of the São Sebastião deposit within a densely-vegetated area. As such, the focus of the 2017 exploration drilling program will be to evaluate the up-plunge extension area for additional resources. Just over 2,000 metres of diamond drilling were completed in the second quarter. Drilling continues and the results will be used to update the mineral resources in 2017. Technical and environmental studies are ongoing to advance the economic evaluation of the project.

Siribaya - Mali

During the second quarter, approximately 12,700 metres of diamond and reverse circulation drilling were completed. The drilling program is designed to confirm the geometry of the known mineralized zones of the Diakha deposit, and to extend mineralization north and south along strike from Diakha where previous exploration results have been encouraging. The delineation drilling results at Diakha will be used to update the mineral resources in 2017.

Joint Venture Projects

Following are the highlights for our joint venture exploration projects. The agreements are typically structured in a way that gives us the option of increasing our ownership interest over time, with the decision dependent upon the exploration results as time progresses.

Monster Lake - Canada (Option Agreement with TomaGold Corporation)

During the second quarter, just over 2,000 metres of diamond drilling were completed as part of the program to better define and extend the 325-Megane zone, as well as to test a parallel lower shear zone and a possible second zone discovered in 2016 located north of the 325-Megane zone. Initial assay results were reported during the quarter, with highlights including: 5.21 g/t Au over 4.4 metres, 121.67 g/t Au over 3.1 metres and 85.27 g/t Au over 1.8 metres (see news release dated May 11, 2017). Subsequent to the quarter-end, final assay results from the drilling campaign were reported. Highlights included:  67.42 g/t Au over 3.5 metres, 80.28 g/t Au over 5.0 metres and 39.48 g/t Au over 1.6 metres (see news release dated July 6, 2017). The drill results will be used to guide future drilling and, if results merit, will be incorporated into a deposit model to support the completion of an initial mineral resource estimate in 2017.

Nelligan - Canada (Option Agreement with Vanstar Mining Resources Inc.

During the second quarter, 750 metres of diamond drilling were completed. The program was designed to follow up on the encouraging results from the 2016 program, further explore a newly discovered mineralized zone located north of the Liam zone, and test other IP geophysical anomalies on the property.  Highlights from results reported in the quarter include: 29.9 metres grading 1.29 g/t Au, 24.0 metres grading 1.16 g/t Au, and 8.0 metres grading 3.23 g/t Au (see Vanstar news release dated June 1, 2017). Further results of the drilling program are pending, and once received and validated will be used to guide future drill targeting.

Eastern Borosi - Nicaragua (Option Agreement with Calibre Mining Corporation)

During the second quarter, approximately 3,500 metres of diamond drilling were completed. The program's objective is to evaluate the resource potential of the Guapinol, Riscos de Oro and East Dome veins.  If the results are positive, they will be used to complete a National Instrument 43-101 resource estimate. Initial assay results from the ongoing program were reported during the quarter, with highlights including: 8.0 metres grading 1.57 g/t Au and 38.3 g/t Ag, and 1.8 metres grading 5.69 g/t Au and 71.1 g/t Ag from the East Dome target (see Calibre news release dated June 2, 2017).

During the second quarter, we completed the requirements to earn the right to an initial 51% interest in the project and exercised our right to enter the second option to earn up to a 70% interest in the Project by completing additional exploration expenditures totaling $4.5 million and making $0.5 million in payments to Calibre by May 26, 2020.

Other

Loma Larga (formerly Quimsacocha) - Ecuador

IAMGOLD, through its 35.6% equity ownership of INV Metals, has an indirect interest in the Loma Larga gold, silver and copper project in southern Ecuador. INV Metals has completed a preliminary feasibility study supporting the proposed development of an underground mine with an anticipated production rate of 3,000 tonnes per day, average annual gold production of 150,000 ounces, and a mine life of approximately 12 years (see INV Metals news release dated July 14, 2016). During the second quarter, INV Metals announced that it concluded the terms of an agreement with the Ministry of Mines in Ecuador concerning its Exploitation Contract relating to the future development of the Loma Larga Project (see INV Metals  news release dated May 29, 2017), and has commenced a feasibility study that is expected to take 18 months to complete (see INV Metals news release dated June 22, 2017).

End Notes (excluding tables)

[1]	Cost of sales, excluding depreciation, as disclosed in note 29 of the Company's consolidated interim financial statements is on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel) and does not include Joint Ventures which are accounted for on an equity basis.
[2]	This is a non-GAAP measure. Refer to the reconciliation in the non-GAAP performance measures section of the MD&A.
[3]	The DART refers to the number of days away, restricted duty or job transfer incidents that occur per 100 employees.

CONFERENCE CALL

A conference call will be held on Thursday, August 10, 2017 at 8:30 a.m. (Eastern Daylight Time) for a discussion with management regarding IAMGOLD`s second quarter 2017 operating performance and financial results.  A webcast of the conference call will be available through IAMGOLD`s website - www.iamgold.com.

Conference Call Information: North America Toll-Free: 1-800-319-4610 or 1-604-638-5340.

A replay of this conference call will be accessible for one month following the call by dialling: North America toll-free: 1-800-319-6413 or 1-604-638-9010, passcode: 1535#.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

All information included in this news release, including any information as to the Company's future financial or operating performance, and other statements that express management's expectations or estimates of future performance, other than statements of historical fact, constitute forward looking information or forward-looking statements and are based on expectations, estimates and projections as of the date of this news release. For example, forward-looking statements contained in this news release  are found under, but are not limited to being included under, the heading "Second Quarter 2017 Highlights", and include, without limitation, statements with respect to: the Company's guidance for production, cost of sales, total cash costs, all-in sustaining costs, depreciation expense, effective tax rate, capital expenditures, operations outlook, cost management initiatives, development and expansion projects, exploration, the future price of gold, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage.  Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Forward-looking statements are generally identifiable by, but are not limited to the use of the words "may", "will", "should", "continue", "expect", "estimate", "plan", "guidance", "outlook", "potential", "targets", "strategy" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that reliance on such forward-looking statements involve risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company's estimated future results, performance or achievements expressed or implied by those forward-looking statements, and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to, changes in the global prices for gold, copper, silver or certain other commodities (such as diesel, and electricity); changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, and financing; mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; laws and regulations governing the protection of the environment; employee relations; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in the Company's credit rating; contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. With respect to development projects, IAMGOLD's ability to sustain or increase its present levels of gold production is dependent in part on the success of its projects. Risks and unknowns inherent in all projects include the inaccuracy of estimated reserves and resources, metallurgical recoveries, capital and operating costs of such projects, and the future prices for the relevant minerals. Development projects have no operating history upon which to base estimates of future cash flows. The capital expenditures and time required to develop new mines or other projects are considerable, and changes in the price of gold, costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD's estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the operation of a project; in either case, the project may not proceed, either on its original timing or at all.

For a more comprehensive discussion of the risks faced by the Company, and which may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the company's estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to the Company's latest Annual Information Form, filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.shtml. The risks described in the Annual Information Form (filed and viewable on www.sedar.com and www.sec.gov/edgar.shtml, and available upon request from the Company) are hereby incorporated by reference into this news release.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

Qualified Person Information

The technical information relating to exploration activities disclosed in this news release was prepared under the supervision of, and reviewed and verified by, Craig MacDougall, P.Geo., Senior Vice President, Exploration, IAMGOLD.  Mr. MacDougall is a Qualified Person as defined by National Instrument 43-101.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities.  IAMGOLD is in a strong financial position with extensive management and operational expertise.

Please note:

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué de presse, veuillez consulter le http://www.iamgold.com/French/accueil/default.aspx.

SOURCE IAMGOLD Corporation

View original content: http://www.newswire.ca/en/releases/archive/August2017/09/c8423.html

%CIK: 0001203464

For further information: Ken Chernin,VP Investor Relations, IAMGOLD Corporation, Tel: (416) 360-4743, Mobile: (416) 388-6883; Laura Young, Director, Investor Relations, IAMGOLD Corporation, Tel: (416) 933-4952, Mobile: (416) 670-3815; Shae Frosst, Investor Relations Associate, IAMGOLD Corporation, Tel: (416) 933-4738, Mobile: (647) 967-9942, Toll-free: 1-888-464-9999, info@iamgold.com

CO: IAMGOLD Corporation

CNW 17:05e 09-AUG-17